THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St., 22nd Floor West, NY, NY 10286

DEPOSITARY RECEIPTS

November 19, 2004

04046431

SUPPL

RECEIVED
2004 NOV 29 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rostovenergo
Exemption No.: 82-4839

Dear Sir or Madam:

In connection with Rostovenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Ballot papers for voting at the general meetings of shareholders of JSC "Rostov Generating Company", JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" and Announcement about conducting of the general meetings of shareholders of JSC "Rostov Generating Company", JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo", which took place on November 5, 2004.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9428 for ordinary shares program which was declared effective by the SEC on September 22, 1998.

Sincerely,

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

llw 12/7

Angel E. Milanes, Jr.
ADR Account Administrator
The Bank of New York
Tel.: (212) 815-4540
Fax: (212) 571-3050

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

RECEIVED
2004 OCT 29 A 11:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04.10.04 N 18/08/217/2877

На N ______

TO : **Securities and Exchange Commission**
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

FROM: JSC " Rostovenergo "
Rostov - on - Don, Russia

Exemption No. : 82 - 4839

Dear Sirs :

In connection with Rostovenergo' s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **Ballot papers for voting at the general meetings of shareholders of JSC "Rostov Generating Company", JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" and Announcement about conducting of the general meetings of shareholders of JSC "Rostov Generating Company", JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo", which will take place on November, 5 2004 .**

Sincerely,

F. A. Kushnarev
Director General

Sergeev V.M.
Tel. +(8631) 38 51 58

Join-stock Company "Rostov Generating Company".
Join-stock Company "Management Company Rostovenergo".
Join-stock Company "Energy Sale Rostovenergo ".
Join-stock Company "Main Transmission Line Company Rostovenergo".

Announcement about conducting of general meetings of shareholders of the companies , established as a result of reorganization of JSC "Rostovenergo"

JSC "Rostovenergo" announces about conducting of general meetings of shareholders of JSC "Rostov Generating Company" , JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" in the form of meeting (joint presence) with the following agenda :

1) About approval of the Charter of the Company.
2) About election of the Director General of the Company .
3) About election of the members of the Board of Directors of the Company.
4) About election of the Inspection Commission of the Company.

Date of general meetings of shareholders of JSC "Rostov Generating Company" , JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" : **November 5, 2004**

Time of meeting undertaking : **11. 00 a.m. local time.**

Time of registration beginning : **9. 00 a.m. local time.**

Place : **PC "Energetic" , Semashko str. 48, Rostov-on-Don.**

Mailing address to send completed ballots :

- JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066;

To define quorum and sum-up the voting the voices , represented by ballot papers sent not later than 2 days before the date of meeting, i.e. not later than **November 2 , 2004** , are taken into consideration.

The shareholders can get acquainted with the information for the general meeting of shareholders of JSC "Rostov Generating Company" , JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" **from October 15, 2004 till November 5, 2004 (inclusive), except days off and holidays , from 11.00 till 17.00 at the following address :**

- JSC "Rostovenergo", B. Sadovaya str., 49, room 426, Rostov-on-Don, 344002.

The register of shareholders, having right to participate in general meetings of shareholders of JSC "Rostov Generating Company" , JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo", JSC "Main Transmission Line Company Rostovenergo" was compiled on **September 20, 2004.**

For further information you may call : (8632) 38-55-81, 38-51-58, 38-55-66, 38-51-08.

Directors' Board of JSC " Rostovenergo"

Join-stock Company "Main Transmission Line Company Rostovenergo"

Filled Ballot Paper can be directed to the address:

JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company :

Decision on question № 1: ***To approve the Charter of the Company***

FOR	AGAINST	ABSTAINED

Decision on question № 2: ***To elect the Director General of the Company*** **:**

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1.	Kushnarev Fedor Andreevich			

Choose (leave uncrossed) one variant of voting, corresponding to your decision (if another procedure is not specified in p.p. 1, 2, 3).

Decision on question № 4: ***To elect the Company's Inspection Commission consisting of :***

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1	Anishenko Tatyana Alexandrovna			
2	Baitov Anatoly Valerjevich			
3	Katina Anna Yurjevna			
4	Kuznetsova Galina Ivanovna			
5	Novichkov Andrey Alexandrovich			
6	Ageev Dmitry Anatoljevich			
7	Malova Ekaterina Sergeevna			
8	Suvorov Sergey Alexandrovich			
9	Maslennikov Ilya Vyacheslavovich			
10	Nikolaeva Anna Alexeevna			
11	Orlovskaya Tatyana Evgenjevna			
12	Pryamkova Anastasiya Sergeevna			
13	Kireeva Alla Stepanovna			

Choose (leave uncrossed) one variant of voting, corresponding to your decision regarding every candidate. The ballot paper containing uncrossed variant "FOR" more that 5 (five) times will be considered void on this question (if another procedure is not specified in p.p. 1, 2, 3.)

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices under the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over, in field under chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ part of shares is handed over after the date of List compiling. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields under chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts

The signature of the shareholder (representative) ____________________ (______________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

Join-stock Company
"Main Transmission Line Company Rostovenergo"

2

General meeting of shareholders in the form of meeting will take place on **November 5, 2004, 11. 00 a.m.**
Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**
Filled Ballot Paper can be directed to the address:
JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company :

The number of votes for cumulative voting :

Decision on question 3 : ***To elect the Board of Directors of the Company consisting of :***

№	NAME	Job title	Number of voices given to the Candidate
1	Nemtsev Boris Lvovich	Deputy Head of Department for legal assurance JSC " FTLC UES"	
2	Bikhanov Evgeny Nikolayevich	Deputy Director General of Fund " Institute of professional directors"	
3	Zhukov Andrey Sergeevich	Head of section of Department for corporate management JSC " FTLC UES"	
4	Kovalenko Tatyana Anatolyevna	Principal specialist of Department for corporate management JSC " FTLC UES"	
5	Kostyuk Michail Dmitrievich	Councilor of Fund " Institute of professional directors"	
6	Kulya Valeriy Ivanovich	Councilor of Fund " Institute of professional directors	
7	Novikov Nikolay Valentinovich	Councilor of Fund " Institute of professional directors	
8	Smirnov Michail Vladimirovich	Key specialist of Department for corporate management of Corporate center JSC RAO "UES of Russia ":	
9	Shamis Yulia Lvovna	Principal expert of Department for normative security of Center for reform management JSC RAO "UES of Russia ":	
10	Yaroshevich Vladislav Anatolyevich	Councilor of Fund " Institute of professional directors"	
11	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	
12	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	
13	Abakshin Alexey Nikolaevich	Primary lawyer- leader of power sector of Legal administration of CC "Complex Energy Systems"	
14	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems- Energy solutions"	
15	Ivoilova Elena Vladimirovna	Head of administration for registration of property law of CC "Complex Energy Systems"	
16	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	
17	Kramarenko Vyacheslav Mikhailovich	Deputy project manager " Trading" of CC "Complex Energy Systems"	
18	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems - Energy solutions"	
19	Polin Dmitry Vyacheslavovich	Primary lawyer - leader of sector for legal support of projects and business of the Legal administration of CC "Complex Energy Systems"	
20	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	
21	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	
22	Svirnovsky Roman Lvovich	Head of Department for reforming and operations with assets of CC "Complex Energy Systems"	
23	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	
24	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	
25	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	
26	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	
27	Stankevich Igor Arkadjevich	CC " Investment group Capital"	
28	Tochkovoy Grigory Andreevich	CC «UC Management - Center»	
29	Ivleva Irina Vladimirovna	CC «UC Management - Center»	
30	Shemenduk Roman Nikolaevich	CC «UC Management - Center»	

The signature of the shareholder (representative) ____________________ (______________________________)
(signature) (surname, name, patronymic name)

The ballot paper must be undersigned by the shareholder or his representative.

31	Pereligina Mariya Nikolaevna	CC «UC Management - Center»	
32	Nikitchanova Ekaterina Vladimirovna	Russian institute of directors	
33	Nikulov Alexandr Evgenyevich	JSC "LUKOIL"	
34	Marshak Ilya Alexandrovich	JSC "LUKOIL"	
35	Solodyankin Dmitry Germanovich	JSC "LUKOIL"	

AGAINST ALL CANDIDATES	
ABSTAINED	

Important! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' Board members of the Company. A Shareholder has the right to give all his votes for one candidate or allocate his votes among two or several candidates to the Directors' Board of the Company; or to vote "against all candidates" or "abstained", having left uncrossed only one variant of the answer.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder –owner of fractional share by number of Directors' Board members, may be given only for one candidate.

The described procedure of cumulative voting is used if another procedure is not specified in p.p. 1, 2, 3.

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices opposite the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over, in field opposite chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - part of shares is handed over after the date of List compiling.. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields opposite chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts.

The signature of the shareholder (representative) ______________________ (______________________________)

(signature) *(surname, nume, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

*) Job titles are shown by the time of nomination.

Join-stock Company "Rostov Generating Company "

Filled Ballot Paper can be directed to the address:
JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company :

Decision on question № 1: *To approve the Charter of the Company*

FOR	AGAINST	ABSTAINED

Decision on question № 2: *To elect the Director General of the Company* :

№	Name of the Candidate			
1.	Kushnarev Fedor Andreevich	FOR	AGAINST	ABSTAINED

Choose (leave uncrossed) one variant of voting , corresponding to your decision (if another procedure is not specified in p.p. 1, 2, 3).

Decision on question № 4: *To elect the Company's Inspection Commission consisting of :*

№	Name of the Candidate			
1	Danilov Oleg Borisovich	FOR	AGAINST	ABSTAINED
2	Katina Anna Yurjevna	FOR	AGAINST	ABSTAINED
3	Korzhel Ludmila Stepanovna	FOR	AGAINST	ABSTAINED
4	Novichkov Andrey Alexandrovich	FOR	AGAINST	ABSTAINED
5	Cheryarin Alexander Vladimirovich	FOR	AGAINST	ABSTAINED
6	Belyaeva Natalia Iosifovna	FOR	AGAINST	ABSTAINED
7	Lyakhov Dmitry Alexeevich	FOR	AGAINST	ABSTAINED
8	Malova Ekaterina Sergeevna	FOR	AGAINST	ABSTAINED
9	Maslennikov Ilya Vyacheslavovich	FOR	AGAINST	ABSTAINED
10	Nikolaeva Anna Alexeevna	FOR	AGAINST	ABSTAINED
11	Orlovskaya Tatyana Evgenjevna	FOR	AGAINST	ABSTAINED
12	Pryamkova Anastasiya Sergeevna	FOR	AGAINST	ABSTAINED
13	Kireeva Alla Stepanovna	FOR	AGAINST	ABSTAINED

Choose (leave uncrossed) one variant of voting, corresponding to your decision regarding every candidate. The ballot paper containing uncrossed variant "FOR" more that 5 (five) times will be considered void on this question (if another procedure is not specified in p.p. 1, 2, 3.)

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices under the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over , in field under chosen (uncrossed) variant of voting the Voter must indicate the number of votes , given for this variant of voting , and must make the mark about reasons of filling in this field :

☐ part of shares is handed over after the date of List compiling. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting , these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts , the Voter must indicate the number of votes given for every variant of voting in the fields under chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares , handed over after the date of List compiling , and (or) in correspondence with instructions of owners of deposit receipts

The signature of the shareholder (representative) ______________ (______________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

Join-stock Company "Rostov Generating Company"

2

General meeting of shareholders in the form of meeting will take place on **November 5, 2004, 11. 00 a.m.**
Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**
Filled Ballot Paper can be directed to the address:
JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company

The number of votes for cumulative voting :

Decision on question 3 : ***To elect the Board of Directors of the Company consisting of :***

№	NAME	Job title	Number of voices given to the Candidate
1	Gatsunaev Andrey Nikolaevich	Head of Directorate for corporate relations of Business-unit 1 JSC RAO "UES of Russia"	
2	Akhanov Dmitry Sergeevich	Head of Strategy department of Center for reform management JSC RAO "UES of Russia"	
3	Vasilyeva Anna Alexandrovna	Deputy head of Department for personnel administration of Corporate Center JSC RAO "UES of Russia"	
4	Dubnov Oleg Markovich	The first deputy of Director General of Fund " Institute of professional directors"	
5	Kostyuk Michail Dmitrievich	Councilor of Fund " Institute of professional directors"	
6	Kulya Valeriy Ivanovich	Councilor of Fund " Institute of professional directors"	
7	Novikov Nikolay Valentinovich	Councilor of Fund " Institute of professional directors"	
8	Flegontov Vladimir Danilovich	Councilor of Fund " Institute of professional directors"	
9	Shelyakin Evgeny Grigoryevich	Head of Informational-analytic administration of Business-unit 1 JSC RAO "UES of Russia"	
10	Vershinin Leonid Borisovich	The fist deputy of Director General, engineer-in-chief of JSC "Rostovenergo"	
11	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	
12	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	
13	Abakshin Alexey Nikolaevich	Primary lawyer- leader of power sector of Legal administration of CC "Complex Energy Systems"	
14	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems- Energy solutions"	
15	Ivoilova Elena Vladimirovna	Head of administration for registration of property law of CC "Complex Energy Systems"	
16	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	
17	Kramarenko Vyacheslav Mikhailovich	Deputy project manager " Trading" of CC "Complex Energy Systems"	
18	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems- Energy solutions"	
19	Polin Dmitry Vyacheslavovich	Primary lawyer- leader of sector for legal support of projects and business of Legal administration of CC "Complex Energy Systems"	
20	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	
21	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	
22	Svirnovsky Roman Lvovich	Head of Department for reforming and operations with assets of CC "Complex Energy Systems"	
23	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	
24	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	
25	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	
26	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	
27	Nikulov Alexander Evgenyevich	JSC "LUKOIL"	

The signature of the shareholder (representative) ______________________ (______________________)
(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative.

28	Marshak Ilya Alexandrovich	JSC "LUKOIL"	
29	Solodyankin Dmitry Germanovich	JSC "LUKOIL"	
30	Ranchinsky Michail Leontyevich	CC «UC Management - Center»	
31	Smirnova Tatyana Mikhailovna	CC «UC Management - Center»	
32	Statjin Vladimir Anatolyevich	Uncommercial partnership " Association for protection of shareholders of enterprises and organizations"	
33	Baibakov Sergey Nikolayevich	JSC "LUKOIL"	
34	Solomentsev Oleg Viktorovich	CC «UC Management - Center»	
35	Markin Dmitry Mikhailovich	CC «UC Management - Center»	
AGAINST ALL CANDIDATES			
ABSTAINED			

Important! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' Board members of the Company. A Shareholder has the right to give all his votes for one candidate or allocate his votes among two or several candidates to the Directors' Board of the Company; or to vote "against all candidates" or "abstained", having left uncrossed only one variant of the answer.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder–owner of fractional share by number of Directors' Board members, may be given only for one candidate.

The described procedure of cumulative voting is used if another procedure is not specified in p.p. 1, 2, 3.

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices opposite the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field:

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over, in field opposite chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field:

☐ - part of shares is handed over after the date of List compiling. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields opposite chosen variants of voting and make the mark about reasons of filling in this field:

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts.

The signature of the shareholder (representative) ______________________ (______________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

*) Job titles are shown by the time of nomination.

Join-stock Company "Management Company Rostovenergo"

Filled Ballot Paper can be directed to the address:

JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company :

Decision on question № 1: ***To approve the Charter of the Company***

FOR	AGAINST	ABSTAINED

Decision on question № 2: ***To elect the Director General of the Company :***

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1.	Kushnarev Fedor Andreevich			

Choose (leave uncrossed) one variant of voting , corresponding to your decision (if another procedure is not specified in p.p. 1, 2, 3).

Decision on question № 4: ***To elect the Company's Inspection Commission consisting of :***

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1	Block Andrey Yurjevich			
2	Kamisheva Anna Nikolaevna			
3	Katina Anna Yurjevna			
4	Naumov Alexey Borisovich			
5	Sidorov Sergey Borisovich			
6	Belyaeva Natalia Iosifovna			
7	Malova Ekaterina Sergeevna			
8	Kharitonov Vladimir Vladimirovich			
9	Maslennikov Ilya Vyacheslavovich			
10	Nikolaeva Anna Alexeevna			
11	Orlovskaya Tatyana Evgenjevna			
12	Pryamkova Anastasiya Sergeevna			
13	Kireeva Alla Stepanovna			

Choose (leave uncrossed) one variant of voting , corresponding to your decision regarding every candidate. The ballot paper containing uncrossed variant "FOR" more that 5 (five) times will be considered void on this question (if another procedure is not specified in p.p. 1, 2, 3.)

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List") , in the field for entering the number of voices under the chosen variant of voting (uncrossed) , must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy , issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over , in field under chosen (uncrossed) variant of voting the Voter must indicate the number of votes , given for this variant of voting , and must make the mark about reasons of filling in this field :

☐ part of shares is handed over after the date of List compiling.. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting , these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts , the Voter must indicate the number of votes given for every variant of voting in the fields under chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares , handed over after the date of List compiling , and (or) in correspondence with instructions of owners of deposit receipts

The signature of the shareholder (representative) ____________________ (______________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

Join-stock Company "Management Company Rostovenergo"

2

General meeting of shareholders in the form of meeting will take place on **November 5, 2004, 11. 00 a.m.**
Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**
Filled Ballot Paper can be directed to the address:
JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company

The number of votes for cumulative voting :

Decision on question 3 : ***To elect the Board of Directors of the Company consisting of :***

№	NAME	Job title	Number of voices given to the Candidate
1	Cheryarin Alexander Vladimirovich	Head of Legal Department of Business-unit 1 JSC RAO "UES of Russia"	
2	Zenyukov Igor Alikovich	Key expert of Department for corporate management of Corporate center JSC RAO "UES of Russia ":	
3	Kostenko Vladimir Ivanovich	Deputy of chief executive of Business-unit 1 JSC RAO "UES of Russia"	
4	Kostyuk Michail Dmitrievich	Councilor of Fund " Institute of professional directors"	
5	Kulya Valeriy Ivanovich	Councilor of Fund " Institute of professional directors"	
6	Novikov Nikolay Valentinovich	Councilor of Fund " Institute of professional directors"	
7	Tumarenko Vitaly Mikhailovich	Councilor of Fund " Institute of professional directors"	
8	Khalmeev Takhir Kaumovich	Councilor of Fund " Institute of professional directors"	
9	Yukhnevich Yury Broneslavovich	Key expert of Strategy department of Center for reform management JSC RAO "UES of Russia"	
10	Belousov Alexander Gennadjevich	Deputy Director General JSC "Rostovenergo"	
11	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	
12	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	
13	Abakshin Alexey Nikolaevich	Primary lawyer- leader of power sector of Legal administration of CC "Complex Energy Systems"	
14	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems - Energy solutions"	
15	Ivoilova Elena Vladimirovna	Head of administration for registration of property law of CC "Complex Energy Systems"	
16	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	
17	Kramarenko Vyacheslav Mikhailovich	Deputy project manager " Trading" of CC "Complex Energy Systems"	
18	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems - Energy solutions"	
19	Polin Dmitry Vyacheslavovich	Primary lawyer - leader of sector for legal support of projects and business of Legal administration of CC "Complex Energy Systems"	
20	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	
21	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	
22	Svirnovsky Roman Lvovich	Head of Department for reforming and operations with assets of CC "Complex Energy Systems"	
23	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	
24	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	
25	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	
26	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	
27	Baibakov Sergey Nikolaevich	JSC "LUKOIL"	
28	Solomentsev Oleg Viktorovich	CC "UC Management – Center"	

The signature of the shareholder (representative) ______________________ (______________________)
(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative.

29	Markin Dmitry Mikhailovich	CC "UC Management – Center"	
30	Golubev Pavel Vasiljevich	CC "UC Management – Center"	
31	Lobanova Irina Anatoljevna	CC "UC Management – Center"	
32	Gusev Yury Nikolaevich	USAID, Project manager " Enhancement of corporate management in Russia"	
33	Kravchenko Yury Alexeevich	JSC "LUKOIL"	
34	Sizov Evgeny Alexandrovich	CC "UC Management – Center"	
35	Tsibikov Bair Yurjevich	CC " Investment group Capital"	
AGAINST ALL CANDIDATES			
ABSTAINED			

Important! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' Board members of the Company. A Shareholder has the right to give all his votes for one candidate or allocate his votes among two or several candidates to the Directors' Board of the Company; or to vote "against all candidates" or "abstained", having left uncrossed only one variant of the answer.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder –owner of fractional share by number of Directors' Board members, may be given only for one candidate.

The described procedure of cumulative voting is used if another procedure is not specified in p.p. 1, 2, 3.

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices opposite the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over , in field opposite chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - part of shares is handed over after the date of List compiling. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields opposite chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts.

The signature of the shareholder (representative) ______________________ (______________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

*) Job titles are shown by the time of nomination.

Join-stock Company "Energy Sale Rostovenergo"

Filled Ballot Paper can be directed to the address:

JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company :

Decision on question № 1: ***To approve the Charter of the Company***

FOR	AGAINST	ABSTAINED

Decision on question № 2: ***To elect the Director General of the Company*** **:**

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1.	Kushnarev Fedor Andreevich			

Choose (leave uncrossed) one variant of voting , corresponding to your decision (if another procedure is not specified in p.p. 1, 2, 3).

Decision on question № 4: ***To elect the Company's Inspection Commission consisting of :***

№	Name of the Candidate	FOR	AGAINST	ABSTAINED
1	Alexandrov Dmitry Yurjevich			
2	Globa Olga Maximovna			
3	Katina Anna Yurjevna			
4	Singilevich Ludmila Alexandrovna			
5	Novichkov Andrey Alexandrovich			
6	Dyuzheva Nina Eremeevna			
7	Malova Ekaterina Sergeevna			
8	Khomenko Pavel Alexandrovich			
9	Maslennikov Ilya Vyacheslavovich			
10	Nikolaeva Anna Alexeevna			
11	Orlovskaya Tatyana Evgenjevna			
12	Pryamkova Anastasiya Sergeevna			
13	Kireeva Alla Stepanovna			

Choose (leave uncrossed) one variant of voting , corresponding to your decision regarding every candidate. The ballot paper containing uncrossed variant "FOR" more that 5 (five) times will be considered void on this question (if another procedure is not specified in p.p. 1, 2, 3.)

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List") , in the field for entering the number of voices under the chosen variant of voting (uncrossed) , must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy , issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over , in field under chosen (uncrossed) variant of voting the Voter must indicate the number of votes , given for this variant of voting , and must make the mark about reasons of filling in this field :

☐ part of shares is handed over after the date of List compiling.. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting , these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts , the Voter must indicate the number of votes given for every variant of voting in the fields under chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares , handed over after the date of List compiling , and (or) in correspondence with instructions of owners of deposit receipts

The signature of the shareholder (representative) ____________________ (____________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

Join-stock Company "Energy Sale Rostovenergo"

2

General meeting of shareholders in the form of meeting will take place on **November 5, 2004, 11. 00 a.m.**
Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**
Filled Ballot Paper can be directed to the address:
JSC Central Moscow Depository, Olhovskaya str., 22, Moscow, 105066

BALLOT PAPER

The number of voting shares of the Company

The number of votes for cumulative voting :

Decision on question 3 : ***To elect the Board of Directors of the Company consisting of :***

№	NAME	Job title	Number of voices given to the Candidate
1	Dmitrienko Alexander Andreevich	Head of Department for creating SP of Business-unit 1 JSC RAO "UES of Russia"	
2	Dubinsky Evgeny Sergeevich	Head of Department for corporate management of Corporate Center JSC RAO "UES of Russia "	
3	Kartoshkin Viktor Nikolaevich	Councilor of Fund " Institute of professional directors"	
4	Kosarev Sergey Borisovich	Head of Department for control of property relations of Corporate Center JSC RAO "UES of Russia "	
5	Kostyuk Michail Dmitrievich	Councilor of Fund " Institute of professional directors"	
6	Kulya Valeriy Ivanovich	Councilor of Fund " Institute of professional directors"	
7	Novikov Nikolay Valentinovich	Councilor of Fund " Institute of professional directors"	
8	Tuzov Dmitry Anatolyevich	Councilor of Fund " Institute of professional directors"	
9	Shamritskaya Viktoria Vasiljevna	Key expert of Strategy department of Center for reform management JSC RAO "UES of Russia"	
10	Kushnarev Konstantin Fedorovich	Deputy Director General, Director of "Energy Sale" JSC Rostovenergo"	
11	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	
12	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	
13	Abakshin Alexey Nikolaevich	Primary lawyer - leader of power sector of the Legal administration of CC "Complex Energy Systems"	
14	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems - Energy solutions"	
15	Ivoilova Elena Vladimirovna	Head of administration for registration of property law of CC "Complex Energy Systems"	
16	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	
17	Kramarenko Vyacheslav Mikhailovich	Deputy project manager " Trading" of CC "Complex Energy Systems"	
18	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems- Energy solutions"	
19	Nechitailov Vladimir Yurjevich	Director General CC "Energy Company of Municipal Units"	
20	Polin Dmitry Vyacheslavovich	Primary lawyer - leader of sector for legal support of projects and business of Legal administration of CC "Complex Energy Systems"	
21	Evtyakov Alexander Viktorovich	The first deputy of Director General CC " United Energy providing Company"	
22	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	
23	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	
24	Svirnovsky Roman Lvovich	Head of Department for reforming and operations with assets of CC "Complex Energy Systems"	
25	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	
26	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	
27	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	
28	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	
29	Kravchenko Yury Alekseevich	JSC "LUKOIL"	

The signature of the shareholder (representative) ______________________ (______________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative.

30	Sizov Evgeny Alexandrovich	CC "UC Management – Center"	
31	Tsibikov Bair Yurjevich	CC " Investment group Capital"	
32	Medvedeva Natalia Vladimirovna	CC "UC Management – Center"	
33	Bakanova Elena Viktorovna	CC "UC Management – Center"	
34	Bubennikov Sergey Viktorovich	Uncommercial partnership " Association for protection of shareholders of enterprises and organizations"	
35	Stankevich Igor Arkadjevich	CC " Investment group Capital"	
36	Tochkovoy Grigoriy Andreevich	CC "UC Management – Center"	
37	Ivleva Irina Vladimirovna	CC "UC Management – Center"	
AGAINST ALL CANDIDATES			
ABSTAINED			

Important! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' Board members of the Company. A Shareholder has the right to give all his votes for one candidate or allocate his votes among two or several candidates to the Directors' Board of the Company; or to vote "against all candidates" or "abstained", having left uncrossed only one variant of the answer.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder –owner of fractional share by number of Directors' Board members, may be given only for one candidate.

The described procedure of cumulative voting is used if another procedure is not specified in p.p. 1, 2, 3.

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices opposite the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over, in field opposite chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - part of shares is handed over after the date of List compiling. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields opposite chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts.

The signature of the shareholder (representative) ______________________ (______________________________)

(signature) *(surname, name, patronymic name)*

The ballot paper must be undersigned by the shareholder or his representative

*) Job titles are shown by the time of nomination.